October 27, 2017

Ms. Laura Nicholson

Special Counsel

Office of Transportation and Leisure

Securities and Exchange Commission

Mail Stop 3561

Washington, D. C. 20549

Re:	Cala Corporation Registration Statement on Form 10 Filed June 27, 2017 File No. 000-15109

Dear Ms. Nicholson:

Please accept this letter as Cala Corporation’s response to your letter dated September 26, 2017. We are filing this letter as of this date, and will be filing the F10-A, Amendment 3 on October 30, 2017. We believe we have addressed all of the issues raised in your letter. Our specific response to the comments raised are as follows:

The disclosure exhibit 3.1 has been revised to include all of the articles of incorporation and amendments, which include the most recent amendment acknowledging the following:

a. All preferred shares have been retired, and the reissuance of preferred shares is prohibited;

b. The company is authorized to issue 400,000,000 shares of common stock.

Please let us know if there are any additional issues that need clarification.

Sincerely,

By:
Joe Cala
President, Cala Corporation

___________________________________________________________________________

www.calacorp.com

701 N. Post Oak Rd., Suite 615

Houston, Texas 77024

713-380-5147